April 12, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3720

Attention: Pamela Long & Dietrich King

Re:          CBOE Holdings, Inc.

Amendment No. 5 to Form S-4, File No. 333-140574, and Form S-1, File No. 165393

Dear Ms. Long & Mr. King:

On behalf of CBOE Holdings, Inc. (the “Company” or “we”), I am writing to respond to the comments set forth in the letter of the staff of the Division of Corporation Finance dated April 7, 2010 with respect to (1) Amendment No. 5 to the Company’s Registration Statement on Form S-4 (the “S-4 Registration Statement”), as filed on March 11, 2010 and (2) the Company’s Registration Statement on Form S-1 (the “S-1 Registration Statement”), as filed on March 11, 2010.

We have addressed the comments in the staff’s April 7, 2010 letter by reproducing each comment below in bold text and providing the Company’s response immediately following.  We have also provided supplemental information as requested or where we believe appropriate to the response.

We have revised the S-4 Registration Statement and the S-1 Registration Statement in response to the staff’s comments and concurrently with this letter are filing Amendment No. 6 to the S-4 Registration Statement  (“Form S-4 Amendment No. 6”) and Amendment No.1 to the S-1 Registration Statement (“Form S-1 Amendment No. 1”), which reflect these revisions.  References to page numbers herein are references to page numbers in Form S-4 Amendment No. 6 and Form S-1 Amendment No. 1, as applicable.  Capitalized terms used herein but not otherwise defined have the meanings assigned to them in the S-1 Registration Statement or S-4 Registration Statement, as applicable.

REGISTRATION STATEMENT ON FORM S-1

General

1.             Comment:           Please add to the registration statement all the information currently omitted that is not subject to Rule 430A under the Securities Act of 1933, as amended.  Please note that we will need adequate time to review this information once it is provided.

Response:              We will include all information that is not subject to Rule 430A in any preliminary prospectus we circulate, including the price range and related information based on a bona fide estimate of the public offering within that range.  We anticipate that we will file a further amendment to include first quarter financial information in the S-1 Registration Statement before any preliminary prospectus is circulated.  We understand that the staff will need sufficient time to review such information.

2.             Comment:           Please note that we may have comments on the legal opinion and other exhibits once they are filed.  Please note that we will need adequate time to review these materials before we will entertain a request to accelerate the effectiveness of the registration statement.

Response:             We anticipate that we will file a further amendment to the S-1 Registration Statement to include the legal opinions as exhibits.  We understand that the staff will need sufficient time to review such exhibits.

We have filed the legal and tax opinions as exhibit 5 and 8, respectively, to Form S-4 Amendment No. 6.

3.             Comment:           Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Response:              Prior to the effectiveness of the S-1 Registration Statement, we will arrange to have FINRA call you or we will provide you with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Prospectus Cover Page

4.             Comment:           Please delete the reference to “Global Coordinator.”  This designation is not required by Item 501 of Regulation S-K, conflicts with plain English principles and is not material to an investment decision.  If you wish to continue to use this designation, please limit its use to the “Plan of Distribution” section.

Response:              In Form S-1 Amendment No. 1, we have revised the prospectus cover page to delete the reference to “Global Coordinator.”

5.             Comment:           Your cover page and other disclosures appear to contemplate that selling shareholders will offer some number of shares of unrestricted common stock in the offering.  However, your discussion of the restructuring suggests that the only other shares you will have outstanding at the time of the offering are shares of Class A or Class B common stock, which convert immediately thereafter into shares of Class A-1 or Class A-2 common stock and are then subject to transfer restrictions for 180 or 360 days.  The only holders of restricted stock appear to be officers, directors and employees of CBOE Holdings who will receive those shares after the restructuring, subject to vesting.  Please tell us supplementally who the selling shareholders will be and what shares they will be offering in this transaction.

Response:              In the restructuring transaction, CBOE Seats will be converted into shares of Class A common stock of the Company.  Pursuant to the Settlement Agreement, immediately following the effectiveness of the Merger effecting the restructuring transaction, Participating Group A Settlement Class Members will be issued shares of Class B common stock of the Company.  All holders of the Class A and Class B common stock will be provided an opportunity to sell their shares in the offering, in which event such shares to be sold will be converted into shares of unrestricted common stock pursuant to Article Fifth(d)(i) of the Company’s Certificate of Incorporation.  These newly converted shares will be sold as secondary shares in the offering, and will be sold as the same class as the primary shares being offered by the Company.  It is currently anticipated that no more than 2% of the aggregate shares of Class A and Class B common stock will be sold in the offering.  Once the selling stockholders have been identified, they will be disclosed, as required, in future amendments to the S-1 Registration Statement.

We have included revised disclosure in Form S-1 Amendment No. 1 (see pages 7, 148 and 149) and Form S-4 Amendment No. 6 (see pages 4, 42, 52, 54 and 177) to more clearly describe this process by which the shares of Class A and Class B common stock will be included for sale in the offering.

Prospectus Summary, page 1

The Offering, page 6

6.             Comment:           Based on the disclosed conversion terms, it is not clear to us how the number of shares of Class A-1 common stock and Class A-2 common stock that will result from the automatic conversions of Class A common stock and Class B common stock were determined.   Please clarify or revise here and throughout the filing.

Response:              The number of shares of Class A-1 and Class A-2 common stock outstanding following the offering will depend on the level of participation by holders of Class A and Class B common stock in the secondary component of the offering, which we will not know until we receive indications of interest for CBOE Seat owners and Participating Group A Settlement Class Members.  We are beginning communications with CBOE Seat owners and Participating Group A Settlement Class Members to identify the level of interest each CBOE Seat owner and Participating Group A Settlement Class Members has in selling shares in the offering.  The specific number of shares of Class A-1 and Class A-2 common stock included on page 7 of the Form S-1 Registration Statement have been removed because those numbers cannot be known at this time.

Our Structure, page 29

Tender Offers, page 31

7.             Comment:           Please revise your disclosure to provide a brief explanation of the intended purpose of the tender offers.

Response:              We have included revised disclosure in Form S-1 Amendment No. 1 (see page 31) and in Form S-4 Amendment No. 6 (see pages 7 and 56) to provide a brief explanation of the intended purpose of the tender offers.

Use of Proceeds, page 32

8.             Comment:           Please disclose here, as you do on page 31, that you anticipate that the aggregate dollar amount of the two tender offers, if fully subscribed, would “roughly approximate” the net proceeds from your initial offering.

Response:              We have provided revised disclosure in Form S-1 Amendment No. 1 (see page 32) to include a statement that the aggregate dollar amount of the proposed tender offers will roughly approximate the net proceeds from the offering, consistent with the disclosure on page 31.

Unaudited Pro Forma Consolidated Financial Statements, page 36

9.             Comment:           Please disclose and discuss your proposed accounting for the restructuring transaction and settlement agreement, including the accounting literature you are relying on.

Response:             We have revised the Unaudited Pro Forma Consolidated Financial Statements (see page 37 of Form S-1 Amendment No. 1 and page B-3 of Form S-4 Amendment No. 6) to address this comment.

Unaudited Pro Forma Consolidated Balance Sheet, page 38

10.          Comment:           Please present a subtotal column after the accrual of the proposed dividend but before the receipt of offering proceeds.

Response:              We have revised the Unaudited Pro Forma Consolidated Balance Sheet (see page 38 of Form S-1 Amendment No. 1 and page B-4 of Form S-4 Amendment No. 6) to include a subtotal column as requested in the comment.

Unaudited Pro Forma Consolidated Statement of Income, page 39

11.          Comment:           Based on your intention to declare a dividend, please explain to us what consideration you have given to presenting supplemental pro forma earnings per share data that gives effect to the number of shares whose proceeds will be necessary to pay the dividend.

Response:              We expect to pay the special dividend of approximately $113,416,725 from cash on hand on the payment date.  We do not currently intend to borrow under the credit facility or use proceeds from the offering to pay the special dividend.  In addition, we currently do not have common stock issued or outstanding and, as such, do not believe supplemental pro forma earnings per share data is necessary.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 40

12.          Comment:           Refer to balance sheet note (e).  Please clarify here and throughout the filing if there are limits as to the minimum or maximum number of shares that may be subject to the tender offers.  Please address the impact on the pro forma financial statements if more or less shares are tendered.

Response:              There is no minimum number of shares that may be subject to the tender offers.  Because the tender offers will be limited by the amount of the net proceeds obtained in the offering, there will be a maximum number of shares that can be purchased and, therefore, tendered, but that number will not be established until the price of the tender offers is set.  We have revised the Notes to the Unaudited Pro Forma Consolidated Financial Statements (see pages 41 and 42 of Form S-1 Amendment No. 1 and page B-7 of Form S-4 Amendment No. 6) to address the comment above.

13.          Comment:           Refer to statement of income note (c).  Please quantify and disclose the impact of a 1/8 rate variance in interest rates.

Response:              We have provided revised disclosure in Form S-1 Amendment No. 1 (see page 42) and Form S-4 Amendment No. 6 (see page B-8) to include a statement regarding the impact of the variance of the interest rates.

Management, page 108

Executive Officers and Directors, page 109

Directors, page 113

14.          Comment:           Please disclose whether, and if so how, your nominating committee considers diversity in identifying nominees for director.

Response:             We have provided revised disclosure in Form S-1 Amendment No. 1 (see page 114) and Form S-4 Amendment No. 6 (see page 149) to include a statement regarding how our nominating committee will consider diversity in identifying nominees for director.

Compensation of Executive Officers and Directors, page 124

Compensation Discussion and Analysis, page 126

Elements of Compensation, page 129

Base Salary, page 129

15.          Comment:           Please disclose where the 2009 base salaries for your named executive officers fell with respect to the median of the range of base salaries at the peer group companies that you identify.

Response:             We have provided revised disclosure in Form S-1 Amendment No. 1 (see page 130) and Form S-4 Amendment No. 6 (see page 159) to address this comment.

Annual Incentives, page 129

16.          Comment:           Please revise your disclosure to describe the types of corporate financial and operational goals and individual annual performance objectives that were considered in connection with the determination of the annual incentive payments for 2009.

Response:             We have provided revised disclosure in Form S-1 Amendment No. 1 (see page 130) and Form S-4 Amendment No. 6 (see page 160) to address this comment.

17.          Comment:           Please disclose how your compensation committee used the peer group competitive pay and performance data it received from your outside compensation consultant in [connection with the determination of the annual incentive payments for 2009.]

Response:              We have provided revised disclosure in Form S-1 Amendment No. 1 (see page 130) and Form S-4 Amendment No. 6 (see page 160) to discuss how our compensation committee used peer group data to assess and determine our executive’s annual incentive compensation payments for 2009.

18.          Comment:           We note that the annual incentive payments for 2009 were discretionary.  Please disclose the factors that your compensation committee considered for each named executive officer when exercising its discretion to award and determine the amount of the 2009 annual incentive payment for each such officer.  If the committee attached more or less significance to any of the factors, please disclose this, too.

Response:              We have provided revised disclosure in Form S-1 Amendment No. 1 (see page 130) and Form S-4 Amendment No. 6 (see page 160) to address this comment.

Stock Ownership Requirements, page 130

19.          Comment:           Please disclose whether your executive officers and non-employee directors would currently satisfy your stock ownership requirements.

Response:              We have provided revised disclosure in Form S-1 Amendment No. 1 (see page 131) and Form S-4 Amendment No. 6 (see page 161) to address this comment.

Risk Assessment, page 137

20.          Comment:           We note your disclosure in response to Item 402(s) of Regulation S-K that your compensation policies and practices do not motivate imprudent risk taking.  Please describe for us the process you undertook to reach this conclusion.  Please note that you do not need to revise your disclosure in response to this comment.

Response:              In early 2010, our compensation committee engaged our independent outside compensation consultant to analyze the level of potential risk arising from our employee compensation policies and practices and to provide a report with respect thereto.  The outside compensation consultant conducted a review and interviewed CBOE’s chief financial officer and vice president of human resources.  The review focused on CBOE’s incentive compensation practices, particularly the corporate and individual drivers behind bonus awards.  The consultant interviewed personnel to determine if any one individual or groups of individuals could increase their incentive awards while exposing CBOE to an undue level of risk.  Based on the consultant’s reported findings, the compensation committee concluded that any potential risk arising from our employee compensation policies and practices was not reasonably likely to have a material adverse effect on the Company.

Relationships and Related Party Transactions, page 140

21.          Comment:           Please disclose the approximate dollar value of the amount involved in the transactions concerning the autoquote services agreements.  Please refer to Item 404(a) of Regulation S-K.

Response:              Upon review of the disclosures referenced in this comment, we determined that Item 404(a) of Regulation S-K does not require the disclosure of the autoquote service agreements because no transactions under the autoquote service agreements occurred and no payments were made with respect to such agreements after the end of fiscal year 2008.  As such, we have deleted the disclosure related to the autoquote service agreements on page 142 of Form S-1 Amendment No. 1 and page 68 of Form S-4 Amendment No. 6.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

22.          Comment:           Please explain to us what consideration you have given to presenting pro forma earnings per share data that retro-actively reflects your capital structure subsequent to the restructuring transaction and settlement agreement for each period or for the most recent fiscal year similar to other changes in capital structure noted in SAB Topic 4:C.  Pro forma share disclosures should also be presented in Summary Consolidated Financial Data and Selected Financial Data.

Response:              The Company does not currently have a capital structure in place that includes common stock issued or outstanding and, as such, the Company does not believe that pro forma share disclosures are necessary.

Consolidated Balance Sheets, page F-4

23.          Comment:           We note your intention to declare a dividend subsequent to the balance sheet date that will be significant to your reported equity.  Based on this intention, please present a proforma balance sheet alongside your historical balance sheet that reflects the distribution accrual.

Response:              We have presented a pro  forma balance sheet in Form S-1 Amendment No. 1 (see page F-4) and Form S-4 Amendment No. 6 (see page A-4) in response to his comment.

AMENDMENT NO. 5 TO REGISTRATION STATEMENT ON FORM S-4

General

24.          Comment:           To the extent that any of the comments above regarding the registration statement on Form S-1 concern information that is also in the registration statement on Form S-4, please treat those comments as applying to the registration statement on Form S-4 as well and revise that registration statement accordingly.

Response:              To the extent that comments above also relate to the Form S-4 Registration Statement, we have provided responses to those comments above and indicated those changes that have been made and are included in Form S-4 Amendment No. 6.

Summary, page 3

Exercise Right Settlement Agreement, page 9

25.          Comment:           Please revise your disclosure to clarify that the issuance of securities to the Participating Group A Settlement Class Members is not covered by this registration statement and instead is an exempt transaction pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended.

Response:             We have provided revised disclosure in Form S-4 Amendment No. 6 (see page 9) to include a statement that the issuance of securities to the Participating Group A Settlement Class Members is not covered by the S-4 Registration Statement and instead is an exempt transaction pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended.

Risk Factors, page 17

26.          Comment:           Please revise your risk factor disclosure to address the risks associated with the uncertainties that counsel identifies in your tax disclosure beginning on page 181.

Response:             We have provided a new risk factor in Form S-4 Amendment No. 6 (see page 20) to address the risks associated with the uncertainties identified in the tax disclosure.

Material U.S. Federal Income Tax Consequences of the Restructuring Transaction and the Post-Restructuring Special Dividend, page 181

27.          Comment:           We note your disclosure that the Internal Revenue Service might disagree with counsel’s opinion as to the tax treatment of the dividend to be paid to former CBOE members immediately after the merger.  Please revise your disclosure to describe the degree of uncertainty surrounding whether the dividend to be paid to former CBOE members immediately after the merger should qualify as a distribution within the meaning of Section 301 of the Internal Revenue Code.

Response:              We have provided revised disclosure in Form S-4 Amendment No. 6 (see page 185) to address the degree of uncertainty surrounding whether the special dividend to be paid to former CBOE members immediately after the merger should qualify as a distribution within the meaning of Section 301 of the Internal Revenue Code.

Please call me at (312) 786-7462 or Richard T. Miller of Schiff Hardin LLP (312) 258-5596 if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Joanne Moffic-Silver
Joanne Moffic-Silver

cc:	Richard DuFour
Alan Dean
David McCarthy
Richard T. Miller